March 22, 2017

VIA EDGAR AND FEDEX

Mr. Michael Clampitt

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Simmons First National Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed February 23, 2017

File No. 333-215647

Dear Mr. Clampitt:

This letter sets forth the response of Simmons First National Corporation (the “Company”) to the comment contained in the letter to the Company, dated March 3, 2017, from the staff of the Securities and Exchange Commission (the “Staff”), relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-215647) (“Amendment No. 1”). The Company’s response below corresponds to the caption and number of the Staff’s comment, which is reproduced in bold/italicized text below. We also advise the Staff that the Company has today transmitted for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Where the Company has revised Amendment No. 2 in response to the Staff’s comment, we have noted the applicable page numbers in our response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in Amendment No. 2.

Material U.S. Federal Income Tax Consequences of the Merger, page 70

1.	We note that counsel has filed a “short-form” opinion as Exhibit 8.1. Accordingly, the tax disclosure in the prospectus serves as counsel’s tax opinion and should be revised. Please direct counsel to provide an opinion that the merger “will” qualify as a reorganization within the meaning of Section 368(a) of the Code. It is insufficient to state that “the parties intend for the merger to qualify” as such. Please also direct counsel to revise or delete the first full sentence on page 70, (i.e. “Provided the merger qualifies…”), which assumes that the merger will qualify as a reorganization. In the alternative, please direct counsel to file a “long-form” opinion. Please see Sections III.A.2, III.B and III.C.3 of Staff Legal Bulletin No. 19 for guidance.

Securities and Exchange Commission

Division of Corporation Finance

March 22, 2017

Response:

In response to the Staff's comment, the Company has revised its disclosure on pages 4, 12, 69 and 70 of Amendment No. 2.

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact either (i) Patrick A. Burrow, Executive Vice President, General Counsel and Secretary of the Company at (501) 558-3160 or (ii) Frank M. Conner III (202) 662-5986 or Michael P. Reed (202) 662-5988 of Covington & Burling LLP, counsel to the Company.

Sincerely,

/s/ Patrick A. Burrow
Patrick A. Burrow
Executive Vice President,
General Counsel and Secretary

cc:	Christopher Dunham

Staff Attorney

Frank M. Conner III

Covington & Burling LLP

Michael P. Reed

Covington & Burling LLP